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Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

May 4, 2021

VIA EDGAR

Elena Stojic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Diversified Income Fund
Registration Statement on Form N-2, File Nos. 811-23598, 333-240200

Dear Ms. Stojic:

On behalf of Western Asset Diversified Income Fund (the “Fund”), we are providing a response to a comment received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 3, 2021. The comment was with respect to the Fund’s proposed explanatory note to its concentration policy included in the above referenced Registration Statement on Form N-2 as filed with the Commission pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Registration Statement”).

For convenience of reference, the Staff’s comment has been reproduced herein. We have discussed the Staff’s comment with representatives of the Fund. The Fund’s response to the Staff’s comment is set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

1.

Regarding the Fund’s concentration policy under the section titled “Investment Restrictions” beginning on page S-1 of the Statement of Additional Information, please provide additional support for the Fund’s proposed application of its concentration policy to non-agency residential mortgage-backed securities (“RMBS”) and non-agency commercial mortgage-backed securities (“CMBS”), which would be considered to represent separate industries. Specifically, please explain supplementally why the economic drivers of RMBS and CMBS support the Fund’s conclusion that these can be treated as different industries, how market commenters discuss RMBS and CMBS and whether the markets treat RMBS and CMBS as separate industries. In addition, if there are separate SIC codes (or other relevant industry classification identifiers) that support separate classifications for RMBS and CMBS, please include that in the response supporting the conclusion.

Securities and Exchange Commission	May 4, 2021

Section 8(b)(1)(E) of the 1940 Act requires a registered investment company to recite its policy in respect of concentrating investments in a particular industry or group of industries. The 1940 Act does not define “industry or group of industries.”

When the Commission first adopted Form N-1A, the registration form for open-end investment companies, it published guidelines prepared by the Staff to assist registrants in the form’s preparation.1 The Commission later confirmed that the guidelines to Form N-1A are also applicable to Form N-2 unless the context dictates otherwise.2 In Guide 19 of the Form N-1A guidelines, the Staff stated:

In determining industry classifications, [a] registrant . . . may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

Although Guide 19 and the other guidelines were subsequently rescinded, “the Commission agrees with the portion of Guide 19 quoted above, upon which the investment company industry continues to rely . . . .”3 Moreover, a federal district court order has agreed “that a promoter is free to define an industry in any reasonable way when it establishes a fund and assumes for the sake of argument that the promoter may unilaterally . . . clarify in a reasonable way a definitional line that may otherwise be vague.”4

The Registration Statement includes disclosure in the Fund’s prospectus and statement of additional information clarifying that the Fund considers non-agency residential mortgage-backed securities (“RMBS”) and non-agency commercial mortgage-backed securities (“CMBS”) to represent separate industries for purposes of the Fund’s concentration policy. The Fund’s prospectus includes additional disclosure clarifying that, as a result, the Fund may invest up to 25% of its Managed Assets in non-agency RMBS and, separately, up to 25% of its Managed Assets in non-agency CMBS.

The Fund respectfully submits market practice and economic attributes support its determination to consider non-agency RMBS and non-agency CMBS as separate industries. First, the collateral underlying RMBS are residential properties – single family homes or multi-family with less than four units – while the collateral underlying CMBS is a diverse array of commercial properties – hotels, retail malls, retail shopping center, industrial and multi-family (e.g., apartments). The economic drivers of each industry are different – commercial mortgages are primarily impacted by the broader macro landscape, property type, geography and the idiosyncrasies of a specific property or deal. Residential mortgages are closely linked to the health of the U.S. housing market, local housing market, mortgage rates, affordability, lending conditions and the U.S.

[1]	See Investment Companies: Mutual Funds: Registration Statements: Form and Rule Adoptions, SEC Release No. IC-13436 (Aug. 12, 1983).

[2]	See Registration Form for Closed-End Management Investment Companies, SEC Release No. IC-19115 (Nov. 20, 1992).

[3]	See Brief for the Securities and Exchange Commission as Amicus Curiae, p. 9, In re: Charles Schwab Corp. Securities Litigation, Master File No. C-08-01510-WHA (N.D. Cal. Mar. 19, 2010).

[4]	See In re: Charles Schwab Corp. Securities Litigation, No. C-08-01510 WHA, 2010 U.S. Dist. LEXIS 32113 (N.D. Cal. Mar. 30, 2010).

Securities and Exchange Commission	May 4, 2021

consumer. The valuation methodology for each industry is also not aligned, as RMBS valuations are driven by local housing market fluctuations, while CMBS valuations are primarily driven by the amount of income generated by a given property, typically framed as the capitalization rate. The terms of the mortgages underlying each asset class are different, with RMBS typically backed by 30-year fixed rate mortgages while CMBS is typically backed by shorter-term loans (typically 10 years) with specialized covenants. Finally, financial institutions typically have dedicated and separate research analyst coverage for the industries, and banks and originators have separate dedicated specialty groups focused on the CMBS and RMBS industries.

For the foregoing reasons, the Fund respectfully submits that its determination to treat non-agency RMBS and non-agency CMBS as separate industries is reasonable. The Fund acknowledges that there is no clear standard to determine what constitutes an “industry” for purposes of a registered investment company’s concentration policy, and is aware of other registered investment companies that define the RMBS and CMBS industries differently for purposes of their concentration policies. The Fund submits that every registered investment company has this flexibility, so long as its industry classifications are reasonable and not overly broad. In fact, the SIC codes for industry classifications could provide support for either position. The Fund submits, however, that residential and commercial real estate is treated separately for purposes of SIC Code 6531 – Real Estate Agents and Managers. Within this industry code, commercial real estate agents (6531003) and residential real estate agents (6531020) have their own separate 7-digit SIC codes.

*        *        *

Please do not hesitate to call me at (202) 636-5806 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	George Hoyt, Franklin Templeton
David W. Blass, Simpson Thacher & Bartlett LLP
Debbie Sutter, Simpson Thacher & Bartlett LLP

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